

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2012

Via E-mail
Marc P. Tellier
President and Chief Executive Officer
Yellow Media Inc.
16 Place du Commerce, Nuns' Island
Verdun, Quebec
Canada H3E 2A5

> **Re:** **Yellow Media Inc.**
> **Application for Qualification of Indentures on Form T-3**
> **Filed August 31, 2012**
> **File No. 022-28978**

Dear Mr. Tellier:

We have limited our review of your application for qualification of indentures to those issues we have addressed in our comment.

Please respond to this letter by amending your application for qualification of indentures and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your application for qualification of indentures and the information you provide in response to this comment, we may have additional comments.

General

1. Please have each guarantor/obligor identified on the cover page file an application on Form T-3 and confirm that each such guarantor/obligor has provided the information required by the form. For guidance, refer to Section 303(12) of the Trust Indenture Act of 1939 and Question 201.03 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Trust Indenture Act of 1939 and all applicable Trust Indenture Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending application for qualification of indentures, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Section 307(c) of Trust Indenture Act of 1939 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the application for qualification of indentures as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act as they relate to the proposed offering of the securities specified in the application for qualification of indentures. Please allow adequate time for us to review any amendment prior to submitting a request for acceleration.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Louis Somma, Esq.